Analog Devices, Inc.
One Technology Way
Norwood, Massachusetts 02062-9106
March 13, 2007
By Electronic Submission
Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Analog Devices, Inc.
Form 10-K for the year ended October 28, 2006
Filed November 20, 2006
Form 8-K dated February 21, 2007
SEC File No. 001-07819
Dear Mr. Cascio:
Enclosed please find our responses to the comments regarding the above referenced filings provided by you in a letter to us dated March 7, 2007. We have always taken our public filings seriously and we appreciate the time your staff has taken on this review.
Form 8-K dated February 21, 2007
Exhibit 99.1 Press release dated February 21, 2007
1.   We note the revisions made to the Form 8-K dated February 21, 2007 in response to prior comment four. We see that you currently present four non-GAAP financial measures: non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income and non-GAAP diluted earnings per share, yet you do not provide the relevant disclosures for each of these measures. Please confirm to us that in future filings you will provide the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented and explain why you believe the measure provides useful information to investors.
Response
We confirm to you that in future filings we will provide the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented and explain why we believe the measure provides useful information to investors. We have provided the following expanded disclosure of our non-GAAP measures that we will include in future filings:

Mr. Brian Cascio
March 13, 2007

Non-GAAP Financial Information
This release includes non-GAAP financial measures that are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles.
Manner in Which Management Uses the Non-GAAP Financial Measures
Management uses non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income and non-GAAP diluted earnings per share to evaluate the Company’s operating performance against past periods and to budget and allocate resources in future periods. These non-GAAP measures also assist management in understanding and evaluating the underlying baseline operating results and trends in the Company’s business. Our budgets are determined excluding the items listed below and management’s performance is assessed using these non-GAAP operating metrics. Management has also established employee and executive bonus plans that use non-GAAP operating income as the metric to determine the bonus payout.
Economic Substance Behind Management’s Decision to Use Non-GAAP Financial Measures
The items excluded from the non-GAAP measures were excluded because they are of a non-recurring or non-cash nature. Tables reconciling our non-GAAP measures to GAAP are provided in this release. Analog Devices excludes the following items from our non-GAAP measures:
     Non-Recurring Revenue Associated with the License of Certain Intellectual Property Rights to a Third Party. On November 9, 2006, we received a one-time, non-recurring payment of $35 million in exchange for granting a license of certain intellectual property rights to a third party. This payment increased revenue in the first quarter of fiscal 2007 by $35 million. We exclude this item and the related tax effects from our non-GAAP results because it is a one-time item not associated with the ongoing operations of our business.
     Gain on Sale of Investment. We realized a gain of $8 million in the first quarter of fiscal 2007 from the sale of a minority shareholding in a company. We excluded this amount and the related tax effects because it is a one-time item not associated with our ongoing operating results.
     Stock-based Compensation Related to Employee Stock Options. These expenses consist of expenses for employee stock options under FAS123R. We exclude these stock-based compensation expenses and the related tax effects from our non-GAAP measures primarily because they are non-cash expenses which we do not consider when evaluating and managing our business operations.
     Restructuring-Related Expense. These expenses are incurred in connection with facility closures and other reorganization efforts. Apart from ongoing expense savings as a result of

Mr. Brian Cascio
March 13, 2007

such items, these expenses and the related tax effects have no direct correlation to the operation of our business in the future.
     Acquisition-Related Expense. We incur in-process research and development expenses when technological feasibility for acquired technology has not been established and no future alternative use for such technology exists. We also incur amortization of purchased intangible assets in connection with acquisitions. We exclude these items and the related tax effects because these expenses are not reflective of ongoing operating results.
     Tax Savings Associated with Reinstatement of the Federal R&D Tax Credit. The IRS reinstated the R&D tax credit in December 2006, retroactive to January 1, 2006. This retroactive reinstatement resulted in a $10 million income tax savings to the Company in the first quarter of fiscal 2007. We excluded this income tax savings from our non-GAAP measures because it is not associated with the income tax expense on our current operating results.
     Tax Savings Associated with IRS Tax Settlement. The United States Internal Revenue Service (the IRS) has completed its examination of fiscal years 2001, 2002 and 2003 and issued their report. The Company has agreed to accept this report and has filed its 2005 tax return and an amended return for 2004 to conform to the methodologies agreed to during the 2001-2003 examination. The completion of this examination and the filing of refund claims in other jurisdictions associated with the completion of the IRS audit have resulted in an income tax savings. We excluded these income tax savings from our non-GAAP measures because they are not associated with the income tax expense on our current operating results.
Why Management Believes the Non-GAAP Financial Measures Provide Useful Information to Investors
Management believes that the presentation of non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income before tax, and non-GAAP diluted EPS is useful to investors because it provides investors with the operating results that management uses to manage the company.
Material Limitations Associated with Use of the Non-GAAP Financial Measures
Analog Devices believes that non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income before tax, and non-GAAP diluted EPS have material limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures. In addition, our non-GAAP measures may not be comparable to the non-GAAP measures reported by other companies. The Company’s use of non-GAAP measures, and the underlying methodology in excluding certain charges, is not necessarily an indication of the results of operations that may be expected in the future, or that the Company will not, in fact, incur such charges in future periods.

Mr. Brian Cascio
March 13, 2007

Management’s Compensation for Limitations of Non-GAAP Financial Measures
Management compensates for these material limitations in non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income and non-GAAP diluted earnings per share by also evaluating our GAAP results and the reconciliations of our non-GAAP measures to the most directly comparable GAAP measure. Investors should consider our non-GAAP financial measures in conjunction with the corresponding GAAP measures.
If you require additional information concerning this letter, we would be glad to have a telephone conference call at your convenience. Please contact me at (781) 329-4700 to arrange such a call.

Sincerely,
/s/ Joseph E. McDonough
Joseph E. McDonough
Vice President-Finance and Chief Financial Officer